 The Fund held annual meeting of shareholders on July 14, 2009.

 Common/Preferred shareholders voted as indicated below:

Withheld

Affirmative
Authority

 Convertible & Income

 Re-election of Paul Belica -  Class III to serve until 2012
64,895,145
2,608,849

 Re-election of John C. Maney** -  Class III to serve until 2012
64,950,714
2,553,280

 Election of Diana L. Taylor*† -  Class II to serve until 2011
10,761
312

 Messrs. Hans W.Kertess, Robert E. Connor*, William B.Ogen, IV and R. Peter Sullivan III continue to serve as Trustees of Convertible & Income Fund.

 * Preferred Shares Trustee.

 ** John C. Maney is an Interested Trustee of the Fund.

 † Diana L. Taylor resigned as Trustee of the Fund on September 10, 2009.